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March 3, 2015

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

Dear Sirs/Mesdames:

Subject: Primero Mining Corp. – Change of Auditor

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of Primero Mining Corp. dated March 2, 2015 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours very truly,

Chartered Accountants
Vancouver, Canada